Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

April 28, 2014

VIA EMAIL AND EDGAR

Geoff Kruczek
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Echo Therapeutics, Inc.
Preliminary Proxy Statement filed by Platinum Partners Value Arbitrage
Fund, L.P., Platinum Long Term Growth VII, LLC, Platinum Partners
Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences,
LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity
Management (NY) LLC, Mark Nordlicht, Uri Landesman and
Shepard M. Goldberg
Filed on April 17, 2014
File No. 001-35218

Dear Mr. Kruczek:

We acknowledge receipt of the letter of comment dated April 23, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Platinum Management (NY) LLC and the other participants named in the Preliminary Proxy Statement (collectively, “Platinum”) and provide the following supplemental responses on their behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Notice

1.
Revise your disclosure to explain what you mean when you state that you are soliciting proxies to ensure that the interests of the company’s security holders are “appropriately represented in the boardroom.” Are those interests not currently represented? Are your interests not currently represented through Dr. Goldberg’s membership on the board as your designee?

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement to explain why Platinum does not believe that the interests of the Company’s security holders are appropriately represented in the boardroom.  On a supplemental basis, we note that Dr. Goldberg was chosen as Platinum’s designee under the SPA because Platinum believes that all stockholders will benefit from Dr. Goldberg’s significant industry experience and knowledge of the Company.  Dr. Goldberg is no longer an employee or affiliate of Platinum.  It is Platinum’s understanding and expectation that Dr. Goldberg will represent the interests of all stockholders as a member of the Board.

2.
We note that you intend to use proxies you obtain to vote for the Company nominee other than Robert Doman. Please revise to identify this other nominee and his relationship to you and your current nominee.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.
While we note the disclosure that election of your nominee will result in a minority position of the Board, it appears from your disclosure about seeking to “reconstitute the Board beginning with” the replacement of Mr. Doman that you are attempting to obtain control. If so, please revise accordingly. Please also reconcile with your disclosure here that “We are not seeking control of the Board.”

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  On a supplemental basis, we note that Platinum has no intention of seeking control of the Board.

4.
We note the disclosure regarding the aggregate number of shares beneficially owned by the participants. Given the conversion and exercise limits noted in your disclosure, please revise to clarify how many votes the participants are entitled to cast with respect to the shares they own.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Background to the Solicitation, page 3

5.	Please revise to clarify the “certain” actions, steps, representatives and members referenced throughout this section.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

6.
We note your description of the 9.99% Blocker and that you currently are the beneficial owner of 19.99% of the company’s shares. Revise this section, as necessary, to describe your request for a waiver of the 9.99% Blocker.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

7.
Please revise to disclose any material discussions and negotiations between the participants and the Company between the nomination of Shepard Goldberg in December 2013 and the February 27, 2014 settlement. Currently, it appears that the nomination was made, a complaint was filed and answered and the lawsuit was settled without any communication between the parties. Include in your revised disclosure how and why Michael Goldberg was agreed to be elected to the Board given that Shepard Goldberg was your original nominee.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

8.	Revise the February 27, 2014 entry to disclose whether Dr. Goldberg is currently a director of the company.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Reasons for the Solicitation, page 4

9.
The penultimate sentence of the first paragraph implies that the current Board lacks the “appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all stockholders.” We also note the disclosure on page 5 regarding the objectivity the current Board lacks. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9.

Platinum acknowledges the Staff’s comment.  On a supplemental basis, with respect to the implication that the current Board lacks the “appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all stockholders,” we note that the statement was not meant to directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct.  The statement merely reflects Platinum’s belief that the best way to enhance value for all stockholders is to it is elect to the Board director candidates who have appropriate and relevant skill sets tailored to enhance stockholder value of a specific company.  That being said, we note that not only has the Company suffered from poor performance, returning -(70.64)%, -(73.84)% and -(26.75)% over the past one-, three- and five-year periods, respectively, significant value has been destroyed during each current director’s tenure, other than Vincent D. Enright during whose tenure the value of the Company has remained basically flat.  Contrast that with the 35.94%, 53.95% and 159.38% returns by the broader Nasdaq market during those same time periods.  Platinum believes that poor stock price performance and significant value destruction are not generally reflective of a board of directors that is well equipped to handle the challenges facing the company over which it presides.

With respect to the disclosure on page 5 regarding the objectivity the current Board lacks, we note that the current Chairman has collected over $300,000 from the Company in the past six months.  We also note that the Board, as a whole, owns less than 1% of stock outright.  Platinum is concerned that in light of the Company’s continued poor performance and given the Chairman’s compensation and the lack of economic interest in the Company by the members of the Board, the Board may lack the necessary objectivity in evaluating the issues facing the Company.  Accordingly, we believe there is a factual basis in stating that “[Platinum has] significant concerns that the Board lacks the objectivity necessary to act in the best interest of stockholders.”

10.
When you note in your disclosure a concern relating to the board or management, please also disclose how that concern should be addressed. For example, under “Poor Stock Price Performance,” you refer to various deficiencies that need to be addressed, but the deficiencies and any plans to remedy the deficiencies are unclear from your disclosure. We also note the disclosure regarding an ineffective CEO search, inability to manage expenses and insufficient stock ownership by the Board, but it is unclear what specific actions you believe should be taken. Please revise.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  On a supplemental basis, we note that Platinum chose Shepard M. Goldberg as its nominee because it believes Mr. Goldberg has significant and relevant experience and will bring new insight and fresh perspectives to the Board.  It is Platinum’s understanding that Mr. Goldberg, if elected, intends to approach his role as a director with an open mind and perform his due diligence with an eye towards pushing for a prompt exploration of all options for maximizing stockholder value, rather than committing to a specific plan of action at this time.

Poor Stock Price Performance, page 4

11.
Please clarify the purpose of note 1 in the table. Also, with a view toward disclosure, tell us why you selected to NASDAQ Stock Market Index as a comparator given the exchange on which the Company’s shares trade.

Platinum acknowledges the Staff’s comment.  On a supplemental basis we note that the index was selected because it was the index the Company used in its most recent Stock Performance Graph, which was included in the Company’s proxy statement in connection with the Company’s 2013 annual meeting of stockholders.  The Company has not yet provided a Stock Performance Graph to stockholders in connection with the Annual Meeting.

12.	Revise the last sentence in this section to explain how the election of your nominee is the “only way to stop [the] value destruction.”

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Questionable Strategic Decisions by the Board and Management, page 4

13.	Disclose why you are concerned that the company “will conduct another dilutive equity financing.”

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

14.
Revise the last sentence of this section to explain why you believe that Mr. Doman’s presence on the board prevents the company from “effectively” completing its search for a permanent chief executive officer.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Lack of Accountability, page 5

15.
Disclose here that neither your nominee nor Dr. Goldberg, who is your board designee and whose election you support, own any shares in the company and explain how their election would add accountability to the board given that the ownership of shares by board members as a group will decrease with the election of Mr. Goldberg and Dr. Goldberg and that both Mr. Goldberg and Dr. Goldberg will have even less “accountability” than the current directors.

Platinum acknowledges the Staff’s comment.  On a supplemental basis, we note that the Company has suffered from continued poor performance under the current Board.  Platinum believes that the Board has been slow in addressing the Company’s poor performance and has either resisted or dragged its feet in implementing any suggestions Platinum has had regarding improving the Company.  Platinum believes that one of the factors contributing to the Board’s lack of urgency is its lack of meaningful ownership and a sense of complacency bred by a lack of meaningful “skin in the game”.  While it is true that neither Mr. Goldberg nor Dr. Goldberg own any shares in the Company, Platinum nominated  Mr. Goldberg and Dr. Goldberg because it believes that they will each approach their roles as directors with an open mind and trusts that they will be aggressive in pursuing changes necessary to enhance stockholder value, in contrast to the current members of the Board. Additionally, Platinum believes Dr. Goldberg’s experience as an employee of the largest stockholder of the Company gives him a valuable investor viewpoint without any need for significant ownership.

16.	We note your inclusion of the text of footnote 2 but are unable to find the language to which this footnote is related. Please advise or revise.

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Election of Directors, page 6

17.
Explain why you do not believe that the family relationship between Mr. Goldberg and Dr. Goldberg “detracts from Mr. Goldberg’s qualifications or his ability to effectively serve stockholders as a director.”

Platinum acknowledges the Staff’s comment.  On a supplemental basis we note that Mr. Goldberg and Dr. Goldberg are considered independent within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  Platinum believes that Mr. Goldberg has significant and relevant experience independent of his family relationship with Dr. Goldberg.  Platinum also believes that Mr. Goldberg will bring new insight and fresh perspectives to the Board, again independent of his family relationship with Dr. Goldberg.  Accordingly, we believe it is accurate to state that “Platinum does not believe [his family relationship with Dr. Goldberg] detracts from Mr. Goldberg’s qualifications or his ability to effectively serve stockholders as a director.”

Further, we are unaware of any objective data to indicate that such a family relationship impairs a director’s ability to discharge his duties.  Were the Company to suggest otherwise in its proxy statement, for instance, we would consider that as impugning character.

18.
We note your disclosure regarding additional or substitute nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Platinum acknowledges the Staff’s comment.  Platinum believes that it is not required to identify or nominate any substitute nominees at this time in order to comply with any applicable Company advance notice bylaw and that, accordingly, and no revised disclosure in the Proxy Statement is necessary.  Platinum confirms that should it lawfully identify or nominate substitute nominee(s) before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominee(s), (2) discloses whether such nominee(s) have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee(s).

Solicitation of Proxies, page 9

19.
We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Platinum confirms its understanding that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Certain Information . . ., page 10

20.
Please tell us how your disclosure regarding attribution of group beneficial ownership is consistent with Question 105.06 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

Platinum acknowledges the Staff’s comment and has revised the Proxy Statement to reflect the Staff’s guidance in Question 105.06.

Incorporation by Reference, page 11

21.
We note your intent to rely on Exchange Act Rule 14a-5(c). Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Platinum acknowledges the Staff’s comment.  It is Platinum’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, Platinum can disseminate its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Platinum currently intends to mail its proxy statement to stockholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

*           *           *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis

Cc:  Daniel F. Duchovny
        David Ottensoser

Exhibit A

Acknowledgment

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on April 17, 2014 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

/s/ Mark Nordlicht
MARK NORDLICHT

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By:  /s/ Uri Landesman
                            Uri Landesman,
             President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
            President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                           Uri Landesman,
            President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman,
              President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman,
              President

/s/ Uri Landesman
     URI LANDESMAN

/s/ Shepard M. Goldberg
     SHEPARD M. GOLDBERG